

Rick Johnson · 2nd

Chief Executive Officer at Voi Health

Hanover, New Hampshire, United States ·

Contact info

Voi Health

Vermont Law School

500+ connections

3 mutual connections: Jonny Price, David Valverde (V.V.V), and 1 other

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Featured


SPRINGFIELD

Portraits of a community: Springfi
Innovation

Center on Rural Innovation

Profiles and photos of several tech-
reshape Springfield, Vermont, a me
Innovation Network.

Experience

Voi Health

Voi

4 yrs 1 mo

Chief Executive Officer
Full-time
Jan 2021 – Present · 8 mos
Springfield, Vermont, United States

Chief Operating Officer
Jan 2019 – Jan 2021 · 2 yrs 1 mo
Greater Boston Area

Vice President, Market and Business Development
Aug 2017 – Jan 2019 · 1 yr 6 mos
Greater Boston Area

Voi is a behavioral health technology company, delivering app-based solutions that help health professionals, hospitals, families, and individuals to detect, intervene, support, and care for people at risk for suicide and other behavi ...see more



Voi

Business/Innovation Consultant

OK Underline, LLC
Jan 2014 – Present · 7 yrs 8 mos
Hanover, NH

Consulted with large healthcare organization to create a Population Health Innovation Center.

Consult with large healthcare organization to creat ...see more

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Senior Military Analyst and Program Manager

Cubic
Oct 2006 – Mar 2018 · 11 yrs 6 mos

Moderated the US European Command's 2015 Arctic symposium.

Facilitated the US European Command and US Afri ...see more

Director of Operations and Board Member

Incente, LLC
Jan 2013 – Aug 2017 · 4 yrs 8 mos
Lyme, NH

Assisted in developing a technology platform that leverages

the power of a patient's natural support network to improve mental and physical health outcomes and reduce medical expenses. ...see more

Executive Director - Innovation Strategy/Operations/Finance

Dartmouth-Hitchcock
Oct 2015 – Oct 2016 · 1 yr 1 mo
Greater Boston Area

Created a new innovation and research program - the Population Health Collaboratory at Dartmouth-Hitchcock - for a large healthcare system in order to accelerate development, testing, and implementation of scalable and sustai ...see more

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Education

Vermont Law School

Juris Doctor, Law
1994 – 1997
Activities and Societies: Graduated Magna Cum Laude; Class Rank - 3/144; Vermont Law Review. Selected twice as Vermont Scholar for Academic Excellence.

Naval War College

M.A., National Security and Strategic Studies
2003 – 2004
Activities and Societies: Graduated "With Highest Distinction" (top 5%). Selected as a Mahan Scholar. Thesis: "The Operationalization of China's Strategic Culture and its Implications for U.S. Naval Strategists."

Tufts University - The Fletcher School of Law and Diplomacy

MALD, International Business and Economic Law and International Environment and Resource Policy
1993 – 1997
Activities and Societies: Scholarship for Academic Excellence (> 3.7 G.P.A.).

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Volunteer experience

Board Member
Dresden School District
Oct 2017 – Present • 3 yrs 11 mos
Education

Chairperson
Hanover School Board
Oct 2017 – Present • 3 yrs 11 mos
Education

President
Vermont Law School Alumni Association Board of Directors
Oct 2014 – Oct 2019 • 5 yrs 1 mo
Education

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Skills & endorsements

National Security · 60

Endorsed by **Colonel David Davenport USMC (Ret.) and 2 others who are highly skilled at this**

Endorsed by **3 of Rick's colleagues at Cubic Corporation**

Military · 51

Endorsed by **Hugh Rico and 7 others who are highly skilled at this**

Endorsed by **15 of Rick's colleagues at Marine Corps Recruiting**

Strategic Planning · 14

Endorsed by **2 of Rick's colleagues at Marine Corps Recruiting**

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